DIGITAL DOMAIN
300 Rose Avenue
Venice, California 90291

May 16, 2011

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Digital Domain Application for Withdrawal Pursuant to Rule 477 Registration Statement on Form S-1 (File No. 333-147993)

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the "Securities Act"), Digital Domain (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-147993) filed with the Commission on December 11, 2007, as amended on February 4, 2008, March 18, 2008, April 7, 2008 and April 21, 2008, together with all exhibits thereto (the "Registration Statement").

The Company has determined not to pursue the offer and sale of the securities covered by the Registration Statement and the prospectus contained therein. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement and the prospectus contained therein.  Furthermore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should a subsequent registration statement meeting the requirements of paragraph (p) of Rule 457 under the Securities Act be filed.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact the undersigned at (310) 314-2800.

Very truly yours,

DIGITAL DOMAIN

By: /s/ Joseph Gabriel
Name: Joseph Gabriel
Title: Vice President and General Counsel